Exhibit 23.1

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 – 5th Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TransAtlantic Petroleum Ltd.:

We consent to the use of our report dated March 31, 2009 (November 25, 2009 for notes 2, 3, 5, 6, 7, 8, 10, 11, 12, 16 and 17) to the board of directors of TransAtlantic Petroleum Corp. on the consolidated balance sheets as at December 31, 2008 and 2007 and consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for oil and gas exploration and development activities from full cost to the successful efforts method.

Chartered Accountants

Calgary, Canada

December 23, 2009